EXHIBIT 99.3

FORM OF DIRECTOR AND OFFICER VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated September 9, 2025 (this "Agreement") is made and entered into between Anglo American plc, a public limited company incorporated under the laws of England and Wales with a registered address of 17 Charterhouse Street London, EC1N 6RA, United Kingdom ("Adam"), and the undersigned shareholder of Teck Resources Limited, a corporation existing under the laws of Canada with a registered address of Suite 3300, Bentall 5 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0B3 ("Thor"). The undersigned understands Adam and Thor wish to enter into an arrangement agreement (the "Arrangement Agreement") dated as of the date hereof contemplating an arrangement of Thor under Section 192 of the Canada Business Corporations Act, pursuant to which, among other things, Adam shall acquire all of the issued and outstanding class A common shares (the "Class A Shares") and class B subordinate voting shares (the "Class B Shares" and together with the Class A Shares, the "Shares") in the capital of Thor (the "Arrangement"), on the terms and subject to the conditions of the Arrangement Agreement.

All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

The undersigned hereby agrees, in his or her capacity as a holder of securities of Thor and not in his or her capacity as a director or officer of Thor, from the date hereof until the earlier of: (i) the Arrangement Agreement's valid termination in accordance with its terms prior to the Effective Time; (ii) the Effective Time; (iii) written notice by the undersigned to Adam if, without the prior written consent of the undersigned, the Arrangement Agreement is amended, modified or waived in any adverse manner that would result in a decrease in the amount, or a change in the form, of Consideration to be received by the undersigned pursuant to the existing terms of the Arrangement Agreement (including the Plan of Arrangement) (it being understood that a decrease in the Consideration payable pursuant to Section 2.13 [Adjustment of Consideration] of the Arrangement Agreement or Section 2.6 [Adjustments to Exchange Ratio] of the Plan of Arrangement shall not constitute a decrease in the Consideration for purposes of this clause (iii)); and (iv) the occurrence of a Thor Change in Recommendation in compliance with the Arrangement Agreement (the "Expiry Time"):

(a)	to vote or to cause to be voted, in person or by proxy, the Shares beneficially or legally owned or controlled by the undersigned, as set forth on Appendix A to this Agreement, and any other such securities of Thor directly or indirectly acquired by or issued to the undersigned after the date hereof, including any Class A Shares or Class B Shares issued to the undersigned in accordance with the terms of any securities convertible or otherwise exchangeable into Shares, (such Shares, the "Subject Securities"): (i) in favor of the Arrangement Resolution and the Arrangement and the Transactions, (ii) in favor of any proposal to postpone or adjourn a meeting of the Thor Shareholders to solicit additional proxies to seek the Thor Shareholder Approval made in accordance with the terms of the Arrangement Agreement, (iii) against any Acquisition Proposal, and (iv) against any other action, agreement or transaction that is intended to, or would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Arrangement or the other Transactions or this Agreement or the performance by the undersigned of his, her or its obligations under this Agreement, including: (A) any action, agreement or transaction that would reasonably be expected to result in any condition to the consummation of the Arrangement or other Transactions not being satisfied; or (B) other than the Arrangement, any extraordinary corporate transaction, including any merger, consolidation or other business combination involving Thor or any of its Subsidiaries, any sale, lease or transfer of a material portion of the assets of Thor or any Subsidiary of Thor or any reorganization, recapitalization or liquidation of Thor or any Subsidiary of Thor that would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Arrangement or the other Transactions or this Agreement;

(b)	no later than five (5) Business Days prior to the date of the Thor Meeting, to deliver or cause to be delivered to, or deposit or cause to be deposited with Thor or the proximate intermediary, as applicable, in accordance with the instructions set out in the Thor Circular, in each case, a duly executed proxy (or proxies) or voting instruction form (or voting instruction forms), as applicable, directing the Subject Securities to be voted at the Thor Meeting in favour of the Arrangement, including the Arrangement Resolution and (if applicable) name, in such proxy (or proxies) or voting instruction form (or voting instruction forms), as applicable, those individuals as may be designated by Thor in the Thor Circular for such purpose and the undersigned shall promptly provide a copy of such proxy or proxies and/or voting instruction form or forms, or proof of their deposit, to Adam if requested;

(c)	to not take, or permit any Person on his, her or its behalf to take, any action to withdraw, revoke, amend or invalidate any proxy (or proxies) or voting instruction form (or voting instruction forms), as applicable, delivered to or deposited with Thor or the proximate intermediary, as applicable, pursuant to paragraph (b) above, notwithstanding any statutory or other rights or otherwise;

(d)	except as contemplated by the Arrangement Agreement or upon the settlement of awards or other equity incentive securities of Thor (provided that the underlying Shares after the settlement net of any sale required solely for the payment of tax continue to be held by the undersigned prior to the Thor Meeting), not to, directly or indirectly, prior to the conclusion of the Thor Meeting, option, offer, sell, assign, transfer, distribute, exchange, gift, dispose of, pledge, encumber, grant a security interest in, hypothecate, appoint or otherwise convey or dispose of any Subject Securities; and

(e)	not to exercise any rights of dissent provided under any applicable Law or otherwise, including any Dissent Rights, in connection with the Arrangement or the Transactions.

Notwithstanding any provision of this Agreement to the contrary, Adam hereby acknowledges and agrees that the undersigned is executing this Agreement and is bound hereunder solely in his or her capacity as a holder of securities of Thor, and not in his or her capacity as a director or officer of Thor. Without limiting the provisions of the Arrangement Agreement, nothing contained in this Agreement shall limit or affect in any way any actions the undersigned or a Representative of the undersigned may take in his or her capacity as a director or officer of Thor (or any of its Subsidiaries) or limit or restrict in any way the exercise of his or her fiduciary duties in such capacity in accordance with applicable Law and the provisions of the Arrangement Agreement.

The undersigned hereby represents and warrants that: (a) he or she has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Adam, it is a valid and binding agreement, enforceable against the undersigned in accordance with its terms subject only to (i) any limitation on enforcement under Law relating to bankruptcy, winding-up, insolvency, reorganization, moratorium, arrangement or other similar Law affecting the enforcement of creditors' rights generally, and (ii) the discretion that a court of competent jurisdiction may exercise in the granting of equitable remedies such as specific performance and injunction; (b) the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any Contract to which the undersigned is a party and by which the undersigned will be bound at the time of such performance; (c) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this Agreement, and that any failure on the undersigned's part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement; (d) he or she is (and until the Expiry Time will be) the sole beneficial owner of the Subject Securities, with good and marketable title thereto free of any and all Liens of any nature or kind whatsoever, and he or she has the sole right to vote (in the case of Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities; (e) the only securities of Thor beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Subject Securities (other than securities that are not entitled to acquire Shares); and (f) the Subject Securities are not subject to any power of attorney, voting trust, proxy or similar arrangement affecting the undersigned's ability to vote the Subject Securities.

Adam hereby represents and warrants, that: (a) it is duly incorporated and validly existing and in good standing (or its equivalent) under the laws of the jurisdiction of its incorporation, organization or formation, as applicable and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated by this Agreement and no other corporate proceedings on the part of Adam is necessary to authorize this Agreement; (b) it has duly executed and delivered this Agreement and, assuming the due execution and delivery by the undersigned counterparty, it is a valid and binding agreement, enforceable against Adam in accordance with its terms subject to any limitation on enforcement under bankruptcy, winding-up, insolvency, reorganization, moratorium, arrangement or other similar Law affecting the enforcement of creditors' rights generally and the discretion that a court of competent jurisdiction may exercise in the granting of equitable remedies such as specific performance and injunction; and (c) the execution, delivery and performance by Adam of its obligations hereunder do not and will not contravene, conflict with, or result in any violation or breach of the organizational documents of Adam or any Law.

This Agreement shall automatically terminate and be of no further force and effect upon the occurrence of the Expiry Time. If this Agreement is terminated, the provisions of this Agreement will become void and of no further force or effect without liability of any party to the other parties hereto; provided that, notwithstanding anything else contained herein, such termination shall not relieve any party hereto from liability for any breach of this Agreement by such party prior to such termination.

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties irrevocably (a) attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement, (b) agrees that any action, dispute, litigation or other legal proceeding between or among any Parties arising from or relating to this Agreement shall be governed by this paragraph and brought before the Commercial List of the Superior Court of Justice (Ontario), and (c) waives any defences to the maintenance of any such action, dispute, litigation or other proceeding in the courts of the Province of Ontario.

Each of the undersigned and Adam hereby consents to the disclosure of the substance of this Agreement in any press release, any document filed with the Court in connection with the Arrangement or the Transactions or any filing pursuant to applicable securities Laws, including the Thor Circular and the Adam Circular, and this Agreement being made publicly available in accordance with applicable securities Laws, including by filing on SEDAR+ or EDGAR.

This Agreement may be executed in any number of counterparts (including counterparts by electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic transmission (including pdf) or similar executed electronic copy of this Agreement, and such electronic transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

This Agreement may be amended by mutual written agreement of the parties hereto. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, Adam and the undersigned have duly executed this Agreement, all as of the date first written above.

Signed for and on behalf of ANGLO AMERICAN PLC
Signature

By a director

Name of signatory (print)

IN WITNESS WHEREOF, Adam and the undersigned have duly executed this Agreement, all as of the date first written above.

Signature
Name of signatory (print)

(City and Province of Residence)

(Title)

[Signature Page – DO Support Agreement]

APPENDIX A

Class A Shares:

Class B Shares:

Thor Options: